Exhibit 99.329

Nextech AR Solutions Lands Multi-Year Contract with one of Fortune’s 2021 World’s Most Admired Companies

VANCOUVER, B.C., Canada – July 6, 2021 – Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is pleased to announce that it has been awarded a multi-year agreement with a European-based, multinational company working in the energy and automation space with over 100,000 employees in over 100 countries. This new customer has been named one of Fortune’s World’s Most Admired Companies over consecutive years.

The agreement allows for multiple, defined scopes of work over an initial 2-year period utilizing the Company’s solutions for large enterprise clients. Nextech has recently received an order worth approximately CA$340,000 to design and deliver a live broadcast, global summit across several countries, concurrently, for the purposes of client engagement, education and training. The summit will utilize Nextech’s proprietary LiveX platform and includes technical, multiple-language support, broadcast services, on-demand access, analytics and software licensing. Project planning is underway with the global summit to be conducted in the 4th quarter of 2021.

“The onboarding of another Tier 1 customer is a true testament to our sales team and the solutions we offer global enterprises,” commented Evan Gappelberg, Founder and CEO of Nextech. “For us, partnerships like this are just the tip of the iceberg. Our menu of offerings allows us to land and then expand into these large organizations who recognize the value of partnering with a seasoned and trusted provider focused on customer success. Furthermore, these new partnerships provide us with a form of recurring revenue as new scopes of work are collaboratively identified, defined and delivered in the future.”

Solutions for Enterprise

Nextech AR Solutions provides enterprise organizations with strategic solutions designed to help organizations with digital acceleration. Organizations looking for digital and hybrid strategies for learning, shopping and community engagement are benefiting from Nextech’s deep expertise and technology platform which utilizes Augmented Reality, Artificial Intelligence, Video Streaming, Cloud and 5G. We are reshaping with Enterprise clients the digital and immersive future for retail and ecommerce, higher education, entertainment and hybrid events.

For further information, please contact:

Investor Relations

investor.relations@Nextechar.com

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are currently derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.